

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

James H. Bloem
Senior Vice President,
Chief Financial Officer and Treasurer
(Principal Financial Officer)
Humana, Inc.
500 West Main Street
Louisville, KY 40202

> **Re:** **Humana, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 18, 2011**
> **File No. 001-05975**

Dear Mr. Bloem:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.   In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Benefit Expense Recognition, page 64

1. You attribute approximately $231.2 million of favorable reserve releases not in the ordinary course of business to improvements in the claim processing environment. Please provide us proposed disclosure to be included in future filings explaining how the improvements in the claims processing environment resulted in releasing the additional reserves including the events that occurred or additional information acquired since the last reporting date that led to the change in the completion and trend factors. Also, please provide proposed disclosure to be included in future filings addressing the specific reasons for the remaining $203 million in reserve redundancies.

Financial Statements
Note 16. Commitments, Guarantees, and Contingencies
Legal Proceedings and Certain Regulatory Matters, page 112

2.   You do not disclose either the possible loss or range of losses or a statement that an estimate of the loss cannot be made. ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. In instances where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be. Please provide proposed revisions to your disclosure to be included in future filings beginning with your March 31, 2011 Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant